UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Timothy M. Hurd	James S. Rowe
Paul R. Wood	Robert M. Hayward
Madison Dearborn Partners, LLC	Kirkland & Ellis LLP
Three First National Plaza	200 E. Randolph Drive
Chicago, Illinois 60602	Chicago, Illinois 60601
(312) 895-1000	(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2		13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,058,996 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,058,996 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,058,996 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 14055X 10 2		13D	Page 3 of 9 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,058,996 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,058,996 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,058,996 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D	Page 4 of 9 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,678,404 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,678,404 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,678,404 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D	Page 5 of 9 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 370,333 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 370,333 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,333 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) PN

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

CUSIP No. 14055X 10 2		13D	Page 6 of 9 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,259 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,259 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,259 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

The Statement on Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission (the "Commission") on August 18, 2003 by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the "Amendment").  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 4.	Purpose of Transaction
Item 4 of the Statement is amended and updated as follows:

On January 20, 2004, the Issuer filed with the Commission a registration statement on Form S-1 (Registration No. 333-112002) which was subsequently amended on January 23, 2004 and January 27, 2004 (together, the "2004 Registration Statement").  As of the date hereof, the 2004 Registration Statement has not been declared effective by the Commission.  The 2004 Registration Statement relates to a proposed firm commitment underwritten offering of up to 20,000,000 shares of Common Stock (including 2,500,000 shares subject to an option granted to the underwriters named therein to cover over-allotments) by the selling shareholders named therein, which includes certain of the Reporting Persons.  No shares would be issued by the Issuer.  For more information regarding the proposed offering, see the 2004 Registration Statement as filed with the Commission.

The table below sets forth the proposed maximum number of shares to be offered and sold by each of the Reporting Persons pursuant to the 2004 Registration Statement assuming the underwriters do not exercise their over-allotment option.  If the underwriters do exercise in full their over-allotment option, the Reporting Persons listed below would sell in aggregate an additional 467,682 shares, equal to 0.4% of the total shares outstanding.

	Shares Offered For Sale	Shares Owned After Offering
		Number	Percentage (1)
Reporting Persons:
Madison Dearborn Capital Partners III, L.P.	3,200,734	13,477,670	11.3%
Madison Dearborn Special Equity III, L.P.	71,070	299,263	*
Special Advisors Fund I, LLC	1,969	8,290	*
Total	3,273,773	13,785,223	11.6%

* Less than 1%.

(1) The percentages in this column were calculated on the basis of 118,780,773 shares of Common Stock outstanding as of December 31, 2003.  The proposed offering consists of shares already outstanding, and thus does not affect the total as of December 31, 2003.

The completion of the proposed offering is subject to the parties entering into a mutually agreeable underwriting agreement and lock-up agreement, as well as other conditions, many of which are outside the control of the Reporting Persons, including but not limited to the Commission declaring the 2004 Registration Statement effective and, if the proposed offering is consummated prior to February 3, 2004, the underwriters waiving the 180 day lock-up that the Reporting Persons agreed to in connection with the Company’s initial public offering described in the Statement.  The Reporting Persons' decision to enter into such underwriting and lock-up agreements is subject to their ongoing evaluation of the investment in the Company's securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment decisions.  The Reporting Persons currently intend to, but have not agreed to, enter into such agreements, subject to their satisfaction with all of the terms and conditions of the transaction and the related documentation.  As a result of the above factors, the Reporting Persons do not know if they will participate in the proposed offering, if the proposed offering will be completed or if it will be completed on the terms outlined in the most recent amendment to the 2004 Registration Statement.

Page 7 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2004	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: January 27, 2004	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: January 27, 2004	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: January 27, 2004	MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: January 27, 2004	SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners, LLC
Its: Manager

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director